08003543

MICRO FOCUS

RECEIVED

2008 JUL -1 P 12:53

June 30, 2008

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SUPPL

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

We have no additional documents to report this month with regard to the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962.

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

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